SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                              Matthew Nimetz, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison

                           1285 Avenue of the Americas
                               New York, NY 10019

                                 (212) 373-3022
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and `for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Stock reported herein is 28,572,000, which would constitute approximately 48.5% of the 58,858,773 shares of Stock that would be outstanding if all of the shares of Series B Preferred (as defined below) were converted. All ownership percentages set forth herein are based on there being 30,286,773 shares of Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    Name of Reporting Person:

      Oak Hill Capital Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /      /

                                                (b)   /   X  /

3.    SEC Use Only

4.    Source of Funds: OO

5.    Check box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e):                                  /       /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      25,118,598(1)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                      /       /

--------
      (1) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's 8.5% Series B Convertible Participating Preferred Stock, par value $.01 per share (the "Series B Preferred"). On conversion, 24,737,638 shares of Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. On conversion, Oak Hill Capital Partners, L.P. will also beneficially own 380,960 shares of Stock owned directly by OHCP Ski, L.P., as its general partner.

13.   Percent of Class Represented by Amount in Row (11): 45.3%(2)

14.   Type of Reporting Person: PN

--------
      (2)   Assumes that there are 55,405,371 shares of Stock outstanding.

1.    Name of Reporting Person:

      Oak Hill Capital Management Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /     /

                                                (b)   /  X  /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      634,298(3)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 2.0%(4)

--------
      (3) Represents the shares of Stock that will be beneficially owned upon conversion of the Series B Preferred. On conversion, 634,298 shares of Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC.

      (4)   Assumes that there are 30,921,071 shares of Stock outstanding.

14.   Type of Reporting Person: PN

1.    Name of Reporting Person:

      OHCP GenPar, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /     /

                                                (b)   /  X  /

3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      25,752,896(5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /
--------
      (5) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, OHCP GenPar, L.P. will beneficially own the following shares of Stock:
            (i) 24,737,638 shares of Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; (ii) 634,298 shares of Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner and (iii) 380,960 shares of Stock of OHCP Ski, L.P., in its capacity as general partner of Oak Hill Capital Partners, L.P., which is the general partner of OHCP Ski, L.P. OHCP GenPar, L.P.'s power is exercised through its general partner, OHCP MGP, LLC.

13.   Percent of Class Represented by Amount in Row (11): 46%(6)

14.   Type of Reporting Person:  PN

--------
      (6)   Assumes that there are 56,039,669 shares of Stock outstanding.

1.    Name of Reporting Person:

      OHCP MGP, LLC

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /       /

                                                (b)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      25,752,896(7)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 46%(8)

14.   Type of Reporting Person: CO

--------
      (7) See footnote (1) to page relating to OHCP GenPar, L.P. (8) Assumes that there are 56,039,669 shares of Stock outstanding.

1.    Name of Reporting Person:

      Oak Hill Securities Fund, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /       /

                                                (b)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552(9)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(10)

--------
      (9) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, 1,409,552 shares of Stock will be owned directly by Oak Hill Securities Fund, L.P., through its general partner, Oak Hill Securities GenPar, L.P., through Oak Hill Securities GenPar, L.P.'s general partner, Oak Hill Securities MGP, Inc.

      (10) Assumes that there are 31,696,325 shares of Stock outstanding.

14.   Type of Reporting Person: PN

1.    Name of Reporting Person:

      Oak Hill Securities GenPar, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (a)   /       /

                                                (b)   /   X   /

3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552(11)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(12)

--------
      (11) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. Power is exercised in its capacity as general partner to Oak Hill Securities Fund, L.P. and through its general partner, Oak Hill Securities MGP, Inc. See also footnote (1) to page relating to Oak Hill Securities Fund, L.P.

      (12) Assumes that there are 31,696,325 shares of Stock outstanding.

14.   Type of Reporting Person: PN

1.    Name of Reporting Person:

      Oak Hill Securities MGP, Inc.

2.    Check the Appropriate Box if a Member of a Group:

                                                (c)   /       /

                                                (d)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552 (13)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(14)

14.   Type of Reporting Person: CO

--------
      (13) See footnote (1) to page relating to OHCP GenPar, L.P.
      (14) Assumes that there are 31,696,325 shares of Stock outstanding.

1.    Name of Reporting Person:

      Oak Hill Securities Fund II, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (e)   /       /

                                                (f)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552(15)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(16)

--------
      (15) Represents the shares of Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, 1,409,552 shares of Stock will be owned directly by Oak Hill Securities Fund II, L.P., through its general partner, Oak Hill Securities GenPar II, L.P., through Oak Hill Securities GenPar II, L.P.'s general partner, Oak Hill Securities MGP II, Inc.

      (16)  Assumes that there are 31,696,325 shares of Stock outstanding.

14.   Type of Reporting Person: PN

1.    Name of Reporting Person:

      Oak Hill Securities GenPar II, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (g)   /       /

                                                (h)   /   X   /

3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552(17)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(18)

14.   Type of Reporting Person: PN

--------
      (17) Power is exercised in its capacity as general partner to Oak Hill Securities Fund II, L.P. and through its general partner, Oak Hill Securities MGP II, Inc. See also footnote (1) to page relating to Oak Hill Securities Fund II, L.P.

      (18)  Assumes that there are 31,696,325 shares of Stock outstanding.

1.    Name of Reporting Person:

      Oak Hill Securities MGP II, Inc.

2.    Check the Appropriate Box if a Member of a Group:

                                                (i)   /       /

                                                (j)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      1,409,552 (19)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 4.4%(20)

14.   Type of Reporting Person: CO

--------
      (19) See footnote (1) to page relating to OHCP Securities GenPar II, L.P.
      (20) Assumes that there are 31,696,325 shares of Stock outstanding.

1.    Name of Reporting Person:

      OHCP Ski, L.P.

2.    Check the Appropriate Box if a Member of a Group:

                                                (k)   /       /

                                                (l)   /   X   /
3.    SEC Use Only

4.    Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                      /     /

6.    Citizenship or Place of Organization: Delaware

                  7.    Sole Voting Power:  0
Number of
Shares
Beneficially      8.    Shared Voting Power:  0
Owned By
Each
Reporting         9.    Sole Dispositive Power: 0
Person
With
                  10.   Shared Dispositive Power:  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      380,960(21)

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                      /       /

13.   Percent of Class Represented by Amount in Row (11): 1.2%(22)

14.   Type of Reporting Person: CO

--------
      (21) Power is exercised through its general partner, Oak Hill Capital Partners, L.P. (22) Assumes that there are 30,667,773 shares of Stock outstanding.

Item 1. Security and Issuer.

         This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of American Skiing Company (the "Issuer"). The principal executive offices of the Issuer are located at Sunday River Road; Bethel, Maine; 04217.

Item 2. Identity and Background.

         (a) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by the following: Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar"), OHCP MGP, LLC, a Delaware limited liability company ("OHCP MGP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF"), Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHS GenPar"), Oak Hill Securities MGP, Inc., a Delaware corporation ("OHS MGP"), Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II"), Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHS GenPar II"), Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHS MGP II") and OHCP Ski L.P., a Delaware limited partnership ("OHCP Ski"). OHCP, OHCMP, OHCP GenPar, OHCP MGP, OHSF, OHS GenPar, OHS MGP, OHSF II, OHS GenPar II, OHS MGP II and OHCP Ski are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         OHCP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102. OHCP serves as the general partner of OHCP Ski.

         OHCMP is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102. OHCMP is a limited partner of OHCP Ski.

         OHCP GenPar is a Delaware limited partnership, the principal business of which is acting as general partner of OHCP and OHCMP. The principal business address of OHCP GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHCP MGP is a Delaware limited liability company, the principal business of which is acting as general partner of OHCP GenPar. The principal business address of OHCP MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHCP MGP are as follows:

                     RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                 BUSINESS ADDRESS             OR EMPLOYMENT
----                 ----------------             -------------
J. Taylor Crandall   201 Main St., Ste. 3100      Manager and Vice President
                     Fort Worth, Texas 76102

Daniel L. Doctoroff  65 E. 55th Street            Manager and Vice President
                     New York, NY 10022

Steven Gruber        65 E. 55th Street            Manager and Vice President
                     New York, NY 10022

Mark A. Wolfson      201 Main St., Ste. 3100      Manager and Vice President
                     Fort Worth, Texas 76102

W. Robert Cotham     201 Main St., Ste. 2600      Manager and Vice President
                     Fort Worth, Texas 76102

John H. Fant         201 Main St., Ste. 3100      Manager, Vice President and
                     Fort Worth, Texas 76102      Secretary

Kevin G. Levy        201 Main St., Ste. 3100      Manager, Vice President and
                     Fort Worth, Texas 76102      Secretary

John R. Monsky       65 East 55th Street          Vice President, Treasurer
                     New York, New York 10022     and Secretary

         OHSF is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHSF, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. OHSF is a limited partner of OHCP Ski.

         OHS GenPar is a Delaware limited partnership, the principal business of which is acting as general partner to OHSF. The principal business address of OHS GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHS MGP is a Delaware corporation, the principal business of which is acting as general partner to OHS GenPar. The principal business address of OHS MGP, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHS MGP are as follows:

                     RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                 BUSINESS ADDRESS             OR EMPLOYMENT
----                 ----------------             -------------
Glenn R. August      65 E. 55th Street            President and Director
                     New York, NY 10022

Charles Irwin        201 Main St., Ste. 3100      Vice President and Director
                     Fort Worth, Texas 76102

Thomas Delatour      201 Main St., Ste. 3100      Vice President and Director
                     Fort Worth, Texas 76102

William H. Bohnsack  65 E. 55th Street            Vice President and Treasurer
                     New York, NY 10022

John R. Monsky       65 E. 55th Street            Vice President and Secretary
                     New York, NY 10022

Scott D. Krase       65 E. 55th Street            Vice President and Assistant
                     New York, NY 10022           Secretary

Roan Caruthers       201 Main St., Ste. 3100      Assistant Vice President
                     Fort Worth, Texas 76102

Mark Warner          201 Main St., Ste. 3100      Assistant Vice President
                     Fort Worth, Texas 76102

         OHSF II is a Delaware limited partnership, the principal business of which is making investments in public and private securities. The principal business address of OHSF, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHS GenPar II is a Delaware limited partnership, the principal business of which is acting as general partner to OHSF II. The principal business address of OHS GenPar II, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         OHS MGP II is a Delaware corporation, the principal business of which is acting as general partner to OHS GenPar II. The principal business address of OHS MGP II, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHS MGP II are as follows:

                     RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                 BUSINESS ADDRESS             OR EMPLOYMENT
----                 ----------------             -------------
Glenn R. August      65 E. 55th Street            President and Director
                     New York, NY 10022

Richard Sarnoff      1540 Broadway, 22nd Floor    Director
                     New York, NY 10036

                     RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                 BUSINESS ADDRESS             OR EMPLOYMENT
----                 ----------------             -------------
William H. Bohnsack  65 E. 55th Street            Vice President and Treasurer
                     New York, NY 10022

Scott D. Krase       65 E. 55th Street            Vice President and Secretary
                     New York, NY 10022

         OHCP Ski is a Delaware limited partnership, the principal business of which is investing in public and private equity securities. The principal business address of OHCP Ski, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of the purchase of 150,000 shares of Series B Preferred of the Issuer, which is convertible into 28,572,000 shares of Stock, by OHCP, OHCMP, OHSF and OHCP Ski, as further described in Item 5(a), pursuant to the Preferred Stock Subscription Agreement, by and among OHCP, OHCMP, OHSF, OHCP Ski and the Issuer, dated July 9, 1999, and as amended by Amendment No. 1, dated as of August 6, 1999 (the "Preferred Stock Subscription Agreement"). The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON         SOURCE OF FUNDS          AMOUNT OF FUNDS
----------------         ---------------          ---------------
OHCP                     Contributions from       $129,870,000
                         Partners

OHCMP                    Contributions from       $3,330,000
                         Partners

OHCP GenPar              Not Applicable           Not Applicable
OHCP MGP                 Not Applicable           Not Applicable

REPORTING PERSON         SOURCE OF FUNDS          AMOUNT OF FUNDS
----------------         ---------------          ---------------
OHSF                     Contributions from       $14,800,000(23)
                         Partners

OHS GenPar               Not Applicable           Not Applicable
OHS MGP                  Not Applicable           Not Applicable

OHSF II                  Contributions from       $7,400,000(24)
                         Partners

OHS GenPar II            Not Applicable           Not Applicable

OHS MGP II               Not Applicable           Not Applicable

OHCP Ski                 Contributions from       $2,000,000
                         Partners

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of Reporting Persons may determine (i) to convert or to not convert the Series B Preferred into Stock and/or (ii) to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

         Pursuant to the Stockholders' Agreement, dated August 9, 1999, by and among OHCP, OHCMP, OHSF, OHCP Ski, the Issuer and Leslie B. Otten (the "Stockholders Agreement"), OHCP, OHCMP, OHSF and OHCP Ski have the right to elect four members of the Issuer's Board of Directors ("the Board"), one member to each of the committees of the Board and one member of the Board of Directors of each material subsidiary of the Issuer, provided in each case that OHCP, OHCMP, OHSF and OHCP Ski, together, maintain certain ownership levels of the Stock. In addition, pursuant to the Stockholders' Agreement, certain actions of the Issuer require the affirmative vote of at least one of the directors elected by OHCP, OHCMP, OHSF and OHCP Ski as a group.

--------
      (23) Pursuant to the Forward Purchase Agreement, dated as of August 9, 1999, between OHSF and OHSF II, OHSF sold to OHSF II 7,400 shares of Series B Preferred, which are convertible into 1,409,552 shares of Stock, for a purchase price of $7,400,000.

      (24)  See footnote (1) on this page.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, (i) OHCP beneficially owns 25,118,598 shares of the Stock or 45.3% of the issued and outstanding shares of the Stock; (ii) OHCMP beneficially owns 634,298 shares of the Stock or 2% of the issued and outstanding shares of the Stock; (iii) OHCP GenPar beneficially owns 25,752,896 shares of Stock or 46% of the issued and outstanding shares of the Stock; (iv) OHCP MGP beneficially owns 25,752,896 shares of Stock or 46% of the issued and outstanding shares of the Stock; (v) OHSF beneficially owns 1,409,552 shares of the Stock or 4.4% of the issued and outstanding shares of the Stock; (vi) OHS GenPar beneficially owns 1,409,552 shares of Stock or 4.4% of the issued and outstanding shares of the Stock; (vii) OHS MGP beneficially owns 1,409,552 shares of Stock or 4.4% of the issued and outstanding shares of the Stock;
(viii) OHSF II beneficially owns 1,409,552 shares of the Stock or 4.4% of the issued and outstanding shares of the Stock; (ix) OHS GenPar II beneficially owns 1,409,552 shares of Stock or 4.4% of the issued and outstanding shares of the Stock; (x) OHS MGP II beneficially owns 1,409,552 shares of Stock or 4.4% of the issued and outstanding shares of the Stock and (xi) OHCP Ski beneficially owns 380,960 shares of the Stock or 1.2% of the issued and outstanding shares of the Stock.

         (b) Not Applicable.

         (c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 -- Preferred Stock Subscription Agreement (including
                      Amendment No. 1)

         Exhibit 2 -- Voting Agreement

         Exhibit 3 -- Stockholders' Agreement

         Exhibit 4 -- Certificate of Designation

         Exhibit 5 -- Forward Purchase Agreement

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 14, 1999

OAK HILL CAPITAL PARTNERS,
L.P.

By: OHCP GenPar, L.P.,
      its general partner

By: OHCP MGP, LLC,
      its general partner

By: /s/ Steven B. Gruber
------------------------
Name: Steven B. Gruber
Title: Vice President


OAK HILL CAPITAL
MANAGEMENT PARTNERS, L.P.

By: OHCP GenPar, L.P.,
      its general partner

By: OHCP MGP, LLC,
      its general partner

By: /s/ Steven B. Gruber
------------------------
Name: Steven B. Gruber
Title: Vice President


OHCP GENPAR, L.P.

By: OHCP MGP, LLC,
     its general partner

By: /s/ Steven B. Gruber
------------------------
Name: Steven B. Gruber
Title: Vice President


OHCP MGP, LLC

By: /s/ Steven B. Gruber
------------------------
Name: Steven B. Gruber
Title: Vice President

OAK HILL SECURITIES FUND, L.P.

By: Oak Hill Securities GenPar, L.P.,
      its general partner

By: Oak Hill Securities MGP, Inc.,
      its general partner

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President


OAK HILL SECURITIES GENPAR,
L.P.

By: Oak Hill Securities MGP, Inc.,
      its general partner

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President


OAK HILL SECURITIES MGP, INC.

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President

OAK HILL SECURITIES FUND II,
L.P.

By: Oak Hill Securities GenPar II,
      L.P., its general partner

By: Oak Hill Securities MGP II, Inc.,
      its general partner

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President


OAK HILL SECURITIES GENPAR II,
L.P.

By: Oak Hill Securities MGP II, Inc.,
      its general partner

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President

OAK HILL SECURITIES MGP II,
INC.

By: /s/ Scott D. Krase
----------------------
Name: Scott D. Krase
Title: Vice President


OHCP SKI, L.P.

By:  Oak Hill Capital Partners, L.P.,
       its general partner

By:  OHCP GenPar, L.P.,
       its general partner

By:  OHCP MGP, LLC,
      its general partner

By: /s/ Steven B. Gruber
------------------------
Name: Steven B. Gruber
Title: Vice President